June 20, 2006

Via Facsimile (301.767.2811) and U.S. Mail
Suzette R. O'Connor
Technest Holdings, Inc.
8 Faneuil Hall, 3rd Floor
Boston, MA 02109

>   **Re: Technest Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed May 25, 2006**
>   **File No. 333-130617**

Dear Mr. Clevenger:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 3

Risks Related to "Controlled Companies," page 10

We are a majority owned subsidiary of Markland, page 13

1.   Please expand to disclose that the current members of your Board have been determined pursuant to the mentioned Stockholder Agreement between Technest and Markland.

If our majority stockholder, Markland Technologies, Inc.,…, page 10

2.   Please expand to disclose under this risk factor heading that Markland has placed in escrow 4.3 million shares of your common stock it holds to secure the conversion of the Markland Series E preferred stock. We refer you to your disclosure in the first bullet on page 33.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Nine months ended March 31, 2006 compared with the nine months ended March 31, 2005, page 24

3.   We note your response to prior comment 24. We have the following additional comments:

    •   We continue to believe the discussion in your MD&A does not provide sufficient discussion of the impacts of the acquisitions on your results of operations. Please revise to discuss the impact of each significant acquisition on your revenues for the periods.
    •   We note that you have separately quantified revenues from EOIR's omnibus contract. Please revise the filing to discuss more about this project and any trends relating to this project. Discuss whether you expect to continue to receive a significant portion of your revenues from this contract.
    •   We continue to request that you revise to provide greater discussion of the prospects for the future in accordance with Item 303(b) of Regulation S-B. If you do not have any insight into prospects for the future, you should disclose this fact in MD&A.

        Please note that this comment also applies to your revised MD&A discussion for June 30, 2005.

Liquidity and Capital Resources, page 26

4.   We note your statement that "management believes that Technest has sufficient sources of liquidity to satisfy its obligations for at least the next 12 months." In light of the negative working capital balance and the negative operating cash flow, please revise this discussion to provide greater insight into the sources of liquidity to which you are referring. Please clarify whether you believe the cash on hand will be sufficient to satisfy liabilities or if you believe you will need to raise additional funds through either a debt or an equity offering. If you believe

>you will need to raise additional funds, please discuss your prospects for raising these funds.

Business, page 31

Recent Developments, page 31

5.   Please briefly describe the "certain services and other considerations" to be provided to you by Markland and mentioned in the last bullet on page 31.

Remote Sensor Systems and Technologies For Military and Intelligence Applications, page 34

6.   We note your response to prior comment 32 and the additional corresponding disclosure on page 34. Specifically we note your disclosure in the third paragraph on page 34 that pursuant to the terms of the Omnibus Contract, the Government has the right to use or allow others to use, the technology developed under the contract. Clarify whether you also retain rights to developed technologies that would permit you to sell any developed products to other agencies/ companies.

Legal Proceedings, page 42

7.   We refer you to your disclosure regarding the case brought by Mr. and Mrs. Williams. Please briefly describe the claims for which the court granted summary judgment and discuss the impact of this ruling.

Compensation of Directors and Executive Officers, page 46

8.   We reissue prior comment 39. If you cannot precisely state the amount paid to each, provide an estimate for each one. It is not acceptable to leave the table blank since these individuals were paid for their services.

Technest Holdings, Inc. Consolidated Financial Statements

9.   In order to eliminate confusion, please clearly label the June 30, 2005 financial statements as "restated" on the face of the financial statements.

10.   We note the disclosures at the bottom of each statement within the financial statements which highlights the acquisition of Genex Technologies and the impact of this acquisition on the comparability of the financial statements. We note similar discussion is included in Note 3 to the financial statements. Please tell us why you have included this disclosure at the bottom of the financial statements. In this regard, please tell us why you elected to include disclosure of the impact of

the Genex acquisition but not to include disclosure of the impact of the EOIR acquisition. In general, we believe disclosure of the impact of the acquisitions in the footnotes to the financial statements is sufficient and therefore this additional disclosure is not necessary. Please note this comment also applies to your interim financial statements as of March 31, 2006.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-6

11.   We note that you recorded $2,175,542 of unearned compensation in connection with the acquisition of EOIR. Please revise Note 3 to disclose the nature of the unearned compensation recorded. Clarify for us if these are the Markland stock options discussed on page F-26 within Note 7.

12.   In addition, we note that you recorded $1,466,566 of accumulated deficit in connection with the acquisition of EOIR. Please tell us what this accumulated deficit amount relates to. Tell us why you believe these amounts are appropriately recorded as accumulated deficit on the date of the acquisition. Cite any accounting literature you relied on in making your determination.

Note 2 – Summary of Significant Accounting Policies, page F-13

Operating Segments, page F-16

13.   We note your response to prior comment 51. Your analysis of SFAS 131 does not appear to address the quantitative thresholds. Please tell us how you have considered the guidance in paragraph 18 of SFAS 131.

Revenue Recognition, page F-16

14.   We note your response to prior comment 52. Please revise your disclosure here and in your interim financial statements to clearly disclose why you believe you meet the criteria of EITF 99-19 for gross revenue recognition. Discuss the pertinent factors that you considered in reaching your conclusion.

(Loss) Income Per Share, page F-17

15.   Please revise to disclose the number of common stock equivalents that have been excluded from the calculation of net loss per share due to their antidilutive effects. Refer to paragraph 40 of SFAS 128. Please note this comment also applies to your interim financial statements as of March 31, 2006.

Stock-Based Compensation, page F-18

16.   We note you disclose the assumptions used for purposes of calculating the pro
        forma net loss. We note that you assume a fair value of your stock of $.12 per
        share. Please tell us why there is a discrepancy between the amount shown here
        and the amount shown on page F-28 for the warrants issued on February 14, 2005
        ($10.56 per share). Please tell us how the fair values of $.12 and $10.56 were
        determined. As appropriate, provide us with your historical stock prices to
        support each of the fair values used.

17.   Further to the above, we note that you are using an estimated historical volatility
        of 69% here and 252% on page F-28. Please tell us why the volatility figures
        used differ so greatly between the stock options and the warrants. Tell us why
        you believe each of the volatility amounts used was appropriate in each
        circumstance.

Note 3 – Acquisitions, page F-19

Acquisition of EOIR and Restatement, page F-20

18.   We note your disclosure of the impact of the restatement on your loss from
        operations. However, the amounts presented appear to represent the impact of the
        restatement on your net loss. Please revise to label this line "net loss" consistent
        with the labeling on the face of the income statement.

19.   Further to the above, we note that as a result of the restatement, there were
        significant changes to the weighted average number of common shares
        outstanding. In this regard, we note that although the restatement caused an
        additional net loss, the net loss per share actually decreased as a result of the
        significant number of additional shares issued in connection with the acquisition
        of EOIR. Please revise this disclosure to clarify that the impact on the net loss per
        share was impacted by the additional shares deemed outstanding as a result of the
        restatement.

Note 7 – Stockholders' Equity (Deficit), page F-23

Series B and C Convertible Preferred Stock, page F-24

20.   We note that you paid a finders fee of $1,200,000 in connection with the sales of
        units on February 14, 2005. Please tell us to whom you paid these fees and how
        the fee was determined. If the fees were paid to a related party, please revise your
        disclosures in here and in Note 12 to discuss this transaction. In addition, tell us
        whether these fees were paid in connection with an existing contractual agreement

and, if so, whether this contractual agreement is still in effect. In this regard, tell us and revise your MD&A to discuss whether you will be obligated to pay similar finders fees in connection with any future offerings you may conduct.

21.   We note your response to prior comment 47. We note the analysis provided in your response. Please tell us how you have considered the voting rights of the Series B and Series C preferred stock in reaching your conclusion that the preferred stock is more akin to equity.

22.   We note that in connection with the issuance of Series B and Series C Convertible Preferred Stock, you also issued warrants. We further note that you have recorded these warrants as equity. Please provide us with your detailed analysis of paragraph 6 of SFAS 133 and paragraphs 12-32 of EITF 00-19 that led to your determination that equity classification was appropriate. In this regard, tell us how you considered the registration rights associated with these warrants. Consider the guidance in EITF 05-4.

Unaudited Interim Financial Statements for Technest Holdings, Inc.

Condensed Consolidated Statement of Stockholders' Equity, page F-43

23.   We note that you are presenting the acquisition of EOIR as if it occurred on July 1, 2005. Please revise to remove the acquisition of EOIR line item in these interim financial statements and to present the audited restated balances as of July 1, 2005.

Condensed Consolidated Statements of Cash Flows, page F-45

24.   Please tell us why you present $250,000 of operating cash outflow relating to restricted cash when the balance on the balance sheet has remained unchanged between June 30, 2005 and March 31, 2006.

Pro Forma Condensed Consolidated Financial Statements, page F-112

25.   We note that you have recasted the financial statements of EOIR to conform with your fiscal year ended December 31, 2004. Pursuant to Rule 3A-02(b) of Regulation S-X, please revise to clearly disclose the periods combined and sales, net income before extraordinary items and net income for any periods excluded from or included more than once in the results of operations as a result of this recasting.

Exhibit 5.1

26.   We note your statement in the fifth paragraph that the opinion speaks as of the date of the opinion and that you have no obligation to update the opinion. Please either file a revised opinion that omits that statement or file a revised opinion dated as of the anticipated effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

27.   In view of your statement in the fifth paragraph that the opinion "may not be relied upon by any person or entity other than the Company, its successors and assigns," revise the opinion to clarify that shareholders are entitled to rely on it.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy A. Fisher
                                        Assistant Director